BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 21 January 2013

Name of applicant:Reed Elsevier PLC
Name of scheme:Reed Elsevier Group plc SAYE Share Option Scheme (2003)
Period of return:From:1 July 2012	To:	31 December 2012
Balance of unallotted securities under scheme(s) from previous return:	484,342

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): 2,356,300

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 630,642

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 2,210,000

Name of contact: Telephone number of contact:	Marsha Watson 020 7166 5653

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 21 January 2013

Name of applicant:Reed Elsevier PLC
Name of scheme:Reed Elsevier Group plc Executive Share Option Scheme (1993)
Period of return:From: 1 July 2012	To:31 December 2012
Balance of unallotted securities under scheme(s) from previous return:	6,434,899

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): Nil

Less: Number of securities issued/allotted under scheme(s) during period

(see LR3.5.7G): 765,288

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 5,669,611

Name of contact:	Marsha Watson
Telephone number of contact:	020 7166 5653

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 21 January 2013

Name of applicant:Reed Elsevier PLC
Name of scheme:Reed Elsevier Group plc Executive Share Option Scheme (2003)
Period of return:From:1 July 2012	To:31 December 2012
Balance of unallotted securities under scheme(s) from previous return:	8,499,748

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): Nil

Less: Number of securities issued/allotted under scheme(s) during period

(see LR3.5.7G): 3,537,584

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 4,962,164

Name of contact:	Marsha Watson
Telephone number of contact:	020 7166 5653

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 21 January 2013

Name of applicant:Reed Elsevier PLC
Name of scheme:Reed Elsevier Group plc Long Term Incentive Share Option Scheme
Period of return:From:1 July 2012	To:31 December 2012
Balance of unallotted securities under scheme(s) from previous return:	2,154,107

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): Nil

Less: Number of securities issued/allotted under scheme(s) during period

(see LR3.5.7G): 878,477

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 1,275,630

Name of contact:	Marsha Watson
Telephone number of contact:	020 7166 5653